

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 28, 2010

Thomas J. Seifert
Senior Vice President and Chief Financial Officer
Advanced Micro Devices, Inc.
One AMD Place
Sunnyvale, California 94088

> **Re: Advanced Micro Devices, Inc.**
> **Form 10-K for the fiscal year ended December 26, 2009**
> **Filed February 19, 2010**
> **File No. 001-07882**

Dear Mr. Seifert:

We have reviewed your response letters dated April 21, 2010 and May 5, 2010 and have the following comment. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation, page 135

1.   We note your response to prior comment 10, but it is unclear what substantive process the working group, management and outside advisors undertook to determine that your "compensation policies and practices for employees are not reasonably likely to have a material adverse effect on the Company." Specifically, *how* did your "review of the risk factors and mitigators of [your compensation] policies and practices and…internal controls" lead to this conclusion? What risk factors, mitigators, internal controls and specific elements of your compensation policies and practices were considered? Please expand your response to advise.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Accounting Reviewer, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3625 with any other questions.

Sincerely,

Mary Beth Breslin
Senior Attorney

cc (via facsimile):   Tad J. Freese, Esq.
                       Latham & Watkins LLP